Exhibit 99.11

LINEAR GOLD CORP.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario  M5J 2Y1

www.computershare.com

Security Class Holder Account Number

Form of Proxy – Annual and Special Meeting to be held on September 29, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy:

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompany documentation provided by Management.

Proxies submitted must be received by 11:00 a.m., Atlantic Time, on September 27, 2006.

Appointment of Proxyholder

I/we being shareholders of Linear Gold Corp. (the “Company”) hereby appoint Wade K. Dawe, Chairman of the Board of the Company, or failing him, Brian MacEachen, Vice President and Chief Financial Officer of the Company or, failing him, Daniel F. Gallivan, Secretary of the Company

OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space as nominee of the undersigned to act on behalf of the undersigned with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Linear Gold Corp. to be held at the Delta Halifax Hotel, Baronet Rooms 2 and 3, 8th floor, 1990 Barrington Street, Halifax, NS, on Friday, September 29, 2006 at 11:00 a.m. (Atlantic Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

	For	Withhold

1.

Election of Directors

Management recommends that you vote FOR all of the nominees listed below:

Wade K. Dawe; Peter M. Dimmell; Kevin Flaherty; Derrick Gill; Dr. Michael Gross;

Vote FOR or WITHHOLD for all nominees proposed by Management

	☐	☐
	For	Withhold
2 Appointment of Auditors To appoint PricewaterhouseCoopers, LLP, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.	☐	☐
	For	Against
3. Resolution To approve a total of 95,000 options granted to officers and employees, subject to shareholder and regulatory approval.	☐	☐
	For	Against
4. Resolution To approve the Option Plan Amendments Converting the Plan to a 10% Rolling Plan and the Amendment of the Insider Restrictions.	☐	☐
	For	Against
5. Resolution To approve the Option Plan Amendment related to the Plan’s Amendment Provisions.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)		Date

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.